Exhibit 21

SUBSIDIARIES OF RENTECH, INC.

Petroleum Mud Logging, LLC, a Colorado limited liability company
Rentech Development Corporation, a Colorado corporation
Rentech Energy Midwest Corporation, a Delaware corporation
Rentech Services Corporation, a Colorado corporation
Sand Creek Energy, LLC, a Colorado limited liability company

We sold all of our interest in Petroleum Mud Logging, LLC on November 15, 2006.